Exhibit 99.1

Nano Dimension Partners with CADvision to Distribute Nano
Dimension’s 3D Printer in France, Belgium and Switzerland

NESS ZIONA, Israel, September 11, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., intends to collaborate with CADvision, a leading 3D printing distributor in France, to develop the commercial and service infrastructure to commence sales and support of the DragonFly 2020 3D Printer across France, Belgium and Switzerland. Nano Dimension and CADvision will kick-off the new partnership at the Enova exhibition in Paris, held September 19-21, stand L23. Nano Dimension will be at the CADvision booth to showcase its latest technologies for 3D printed electronics.

With more than 2,000 customers and nearly 20 million euros in annual turnover, CADvision provides Computer Aided Design (“CAD”) and 3D printing solutions for design, prototyping, simulation, production tools and finished products. Nano Dimension’s DragonFly 2020 3D Printer, which brings additive manufacturing to the world of electronics development, is a perfect complement to CADvision’s portfolio.

“CADvision has nearly 20 years of parallel experience in 3D printing and EDA business,” said Simon Fried, CBO of Nano Dimension. “Their extensive experience and proven track record combined with their deep insights into the needs of this special market provide a very effective extension to our sales operations and service support in Europe.”

“CADvision and Nano Dimension share a common vision of the tremendous value 3D printed electronics brings to rapid prototyping and manufacturing processes,” said Julien Markarian, CEO of CADvision. “We look forward to collaborating with Nano Dimension to provide our customers with the technology and service support for their continued growth, innovation and success.”

About CADvision

CADvision is the French representative of both Stratasys and Dassault Systèmes’ SOLIDWORKS and constantly develops its business in both CAD/EDA and 3D Printing. CADvision is headquartered in Guyancourt, France, and covers the French speaking territories with 6 offices and 35 people.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses collaboration with CADvision to develop the commercial and service infrastructure to commence sales and support of the DragonFly 2020 3D Printer across France, Belgium and Switzerland, that the collaboration will provide an effective extension to Nano Dimension’s sales operations and service support in Europe, and that the collaboration will provide CADvision’s customers with the technology and service support for their continued growth, innovation and success. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com